Exhibit 99.2

NUTRIEN LTD.

Report of Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

May 10, 2023

This report is submitted for and on behalf of Nutrien Ltd. (the “Corporation”) in respect of its annual meeting (the “Meeting”) of shareholders (“Shareholders”) held on May 10, 2023.

At the Meeting, Shareholders voted by ballot on the following matters:

(a)	The election of each of the following proposed director nominees with the results of voting set forth opposite the name of each nominee:

	Votes For	Votes Against

Christopher M. Burley	348,394,702/95.86%	15,046,398/4.14%
Maura J. Clark	347,322,491/95.57%	16,118,606/4.43%
Russell K. Girling	339,087,805/93.30%	24,353,292/6.70%
Michael J. Hennigan	331,289,446/91.15%	32,151,649/8.85%
Miranda C. Hubbs	348,183,859/95.80%	15,257,236/4.20%
Raj S. Kushwaha	347,310,907/95.56%	16,130,188/4.44%
Alice D. Laberge	348,316,429/95.84%	15,124,671/4.16%
Consuelo E. Madere	347,193,458/95.53%	16,247,637/4.47%
Keith G. Martell	349,028,740/96.03%	14,412,352/3.97%
Aaron W. Regent	343,264,446/94.45%	20,176,655/5.55%
Ken A. Seitz	362,222,628/99.66%	1,218,469/0.34%
Nelson L.C. Silva	348,117,467/95.78%	15,323,633/4.22%

(b)	The re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation. The results of the vote were: 385,805,066 votes “For” (99.71%) and 1,129,153 votes “Withheld” (0.29%).

(c)	A non-binding advisory vote to accept the Corporation’s approach to executive compensation. The results of the vote were: 346,043,266 votes “For” (95.21%) and 17,397,778 votes “Against” (4.79%).